

**DIVISION OF**
**CORPORATION FINANCE**

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

November 29, 2006

*By U.S. mail and facsimile to (262) 619-1999*

Michael Michie
Chief Financial Officer
Pacific Sands, Inc.
1509 Rapids Drive
Racine, WI 53404

> **RE:   Pacific Sands, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2005**
> **Form 10-QSB for the quarter ended September 30, 2005**
> **Form 10-QSB for the quarter ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Form 10-KSB For the fiscal year ended June 30, 2006**
> **File No. 0-29483**

Dear Mr. Michie:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

> Sincerely,

> John M. Hartz
> Senior Assistant Chief
> Accountant